UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Pacific Mercantile Bancorp

(Name of Issuer)

Common Stock, without par value

(Title of Class of Securities)

694552100

(CUSIP Number)

December 31, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

CUSIP No. 694552100	13G/A

1	NAME OF REPORTING PERSONS Clover Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,438,788
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,438,788
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,438,788
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.3%
12	TYPE OF REPORTING PERSON* PN, IA

*	SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 694552100	13G/A

1	NAME OF REPORTING PERSONS Clover Partners Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,438,788
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,438,788
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,438,788
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.3%
12	TYPE OF REPORTING PERSON* OO, HC

*	SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 694552100	13G/A

1	NAME OF REPORTING PERSONS John A. Guerry
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,438,788
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,438,788
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,438,788
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.3%
12	TYPE OF REPORTING PERSON* IN, HC

*	SEE INSTRUCTIONS BEFORE FILLING OUT

AMENDMENT NO. 1 TO SCHEDULE 13G

This Amendment No. 1 to Schedule 13G is being filed on behalf of Clover Partners, L.P. (the “Adviser”), a Texas limited partnership and the general partner and investment adviser of MHC Mutual Conversion Fund, L.P. (the “Fund”), Clover Partners Management, LLC, a Texas limited liability company and the general partner of the Adviser (“Clover”), and John A. Guerry, the principal of Clover, (collectively, the “Reporting Persons”), relating to common stock, without par value (the “Common Stock”), of Pacific Mercantile Bancorp, a Maryland corporation, purchased by the Adviser on behalf of the Fund.

Previous filings on Schedule 13G included Clover Investments, L.L.C. and Michael C. Mewhinney as reporting persons. Due to an internal restructuring, Clover Investments, L.L.C. and Michael C. Mewhinney no longer beneficially own shares of Common Stock.

Item 1(a)	Name of Issuer.

Pacific Mercantile Bancorp (the “Issuer”)

Item 1(b)	Address of Issuer’s Principal Executive Offices.

949 South Coast Drive

Third Floor

Costa Mesa, CA 92626

Item 2(a)	Name of Person Filing.

Clover Partners, L.P.

Clover Partners Management, LLC

John A. Guerry

Item 2(b)	Address of Principal Business Office.

100 Crescent Court, Suite 575

Dallas, TX 75201

Item 2(c)	Citizenship.

Clover Partners, L.P.—Texas

Clover Partners Management, LLC—Texas

John A. Guerry—United States of America

Item 2(d)	Title of Class of Securities.

Common Stock

Item 2(e)	CUSIP Number.

694552100

Item 3	Reporting Person.

If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Securities and Exchange Act of 1934 (the “Exchange Act”) (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Exchange Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Exchange Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (the “Company Act”) (15 U.S.C. 80a-8).

(e)	☒	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E) under the Exchange Act.

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F) under the Exchange Act.

(g)	☒	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G) under the Exchange Act.

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Company Act (15 U.S.C. 80a-3).

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J) under the Exchange Act.

Item 4	Ownership.

(a)	amount beneficially owned:

(i)	The Reporting Persons may each be deemed the beneficial owner of 1,438,788 shares of Common Stock.

(b)	percent of class:

(i)	The Reporting Persons may each be deemed the beneficial owner of 6.3% of the outstanding shares of Common Stock. This percentage is determined by dividing the number of shares of Common Stock beneficially owned by 22,809,211, the number of shares of Common Stock issued and outstanding as of November 4, 2015 according to the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 6, 2015.

(c)	Number of shares as to which the person has:

(i)	Each Reporting Person may be deemed to have the shared right to direct the vote and disposition of 1,438,788 shares of Common Stock.

Item 5	Ownership of Five Percent or Less of a Class.

Inapplicable.

Item 6	Ownership of More Than Five Percent on Behalf of Another Person.

Inapplicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company.

Clover is the general partner of the Adviser and John A. Guerry is the principal of Clover.

Item 8	Identification and Classification of Members of the Group.

Inapplicable.

Item 9	Notice of Dissolution of Group.

Inapplicable.

Item 10	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits	Exhibit 1

Joint Filing Agreement, dated February 16, 2016, among Clover Partners, L.P., Clover Partners Management, LLC and John A. Guerry.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 16, 2016

Clover Partners, L.P.

By: Clover Partners Management, LLC, general partner

By: /s/ John A. Guerry
Name: John A. Guerry
Title: Authorized Signatory

Clover Partners Management, LLC

By: /s/ John A. Guerry
Name: John A. Guerry
Title: Authorized Signatory

/s/ John A. Guerry
John A. Guerry